

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Cary Claiborne
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

Re: Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 23, 2023
File No. 333-272846

Dear Cary Claiborne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 23, 2023

Cover Page

1. We note that you are seeking to register 10,199,620 shares of common stock for resale, but you disclose on page 4 that you only may issue 5,916,575 shares to Alumni Capital under the Purchase Agreement before obtaining shareholder approval and you disclose on page 7 that "only 1,541,370 shares of common stock remain issuable at this time." More specifically, we note that all of the common shares you are seeking to register will not be duly authorized at the time of registration. Please revise your registration statement so that the volume of common shares registered does not exceed the number of common shares that remain available for issuance or otherwise advise.

The Alumni Capital Transaction, page 4

2.   We note your disclosure that under your Purchase Agreement with Alumni Capital dated
        May 31, 2023, "[u]nder the applicable rules of the Nasdaq, in no event may [you] issue
        more than 5,916,575 Shares... unless [you] obtain stockholder approval to issue shares of
        Common Stock in excess of the Exchange Cap, provided further that the Exchange Cap
        does not apply to the extent the purchase price is equal to or exceeds the Minimum Price
        (as defined in the Purchase Agreement)." Please revise your disclosure to disclose the
        "Minimum Price" or otherwise advise.

Exhibits

3.   Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume
        material facts underlying the opinion. In this regard, we note that the opinion assumes that
        "there will be sufficient shares of Common Stock authorized but unissued under the
        Certificate of Incorporation and not otherwise reserved for issuance." However, this
        assumption goes to whether the shares will be validly issued. See Item II.B.3.a. of Staff
        Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Cindy Polynice at 202-551-8707 or Jason Drory at 202-551-8342 with any
other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Patrick Egan, Esq.